For Immediate Release
January 14, 2010
SAP Announces Better-than-Expected 2009 Preliminary Results
Full-Year Non-GAAP Operating Margin Exceeds Company Guidance
Full-Year Software and Software Related Service Revenues Surpasses Market Expectations
          WALLDORF — January 14, 2010 — After a preliminary review of its 2009 fourth quarter performance, SAP AG (NYSE: SAP) today announced the following preliminary financial results for the fourth quarter and full year ended December 31, 2009.
Fourth Quarter 2009
•	U.S. GAAP software and software-related service revenues: approximately €2.56 billion (2008: €2.67 billion), a decrease of around 4%. Non-GAAP software and software-related service revenues: approximately €2.56 billion (2008: €2.69 billion), a decrease of around 5% (around 2% at constant currencies).

•	U.S. GAAP total revenues: approximately €3.18 billion (2008: €3.49 billion), a decrease of around 9%. Non-GAAP total revenues: approximately €3.18 billion (2008: €3.51 billion), a decrease of around 10% (around 7% at constant currencies).

•	U.S. GAAP software revenues: approximately €1.11 billion (2008: €1.32 billion), a decrease of around 16% (around 14% at constant currencies).

•	U.S. GAAP operating margin: approximately 32.8% (2008: 36.6%), a decrease of around 4 percentage points. Non-GAAP operating margin: approximately 34.8% (2008: 39.1%), or around 34.7% at constant currencies, a decrease of around 4 percentage points (around 4 percentage points at constant currencies). The U.S. GAAP and Non-GAAP operating margin were negatively impacted by €10 million (0.3 percentage points) in restructuring charges resulting from the previously announced reduction of positions.
Fourth quarter 2008 Non-GAAP software and software-related service revenues and total revenues exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €26 million

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Fourth quarter 2009 and 2008 Non-GAAP operating margin excludes acquisition-related charges totaling €64 million (2008: €72 million).
Full Year 2009
•	U.S. GAAP software and software-related service revenues: approximately €8.19 billion (2008: €8.46 billion), a decrease of around 3%. Non-GAAP software and software-related service revenues: approximately €8.20 billion (2008: €8.62 billion), a decrease of around 5% (around 5% at constant currencies).

•	U.S. GAAP total revenues: approximately €10.66 billion (2008: €11.57 billion), a decrease of around 8%. Non-GAAP total revenues: approximately €10.67 billion (2008: €11.73 billion), a decrease of around 9% (around 9% at constant currencies).

•	U.S. GAAP software revenues: approximately €2.60 billion (2008: €3.61 billion), a decrease of around 28% (around 27.5% at constant currencies).

•	U.S. GAAP operating margin: approximately 24.7% (2008: 24.6%), an increase of 0.1 percentage points. Non-GAAP operating margin: approximately 27.2% (2008: 28.2%), or approximately 27.5% at constant currencies, a decrease of 1 percentage points (0.7 percentage points at constant currencies). The U.S. GAAP and Non-GAAP operating margin were negatively impacted by €196 million (1.8 percentage points) in restructuring charges resulting from the previously announced reduction of positions.

•	The Company’s full-year Non-GAAP operating margin at constant currencies exceeded its previously published outlook range of 25.5 — 27.0%.
Full year 2008 Non-GAAP software and software-related service revenues and total revenues exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €166 million
Full year 2009 Non-GAAP operating margin excludes acquisition-related charges totaling €264 million (2008: €297 million).

SAP AG: Preliminary Financial Results for the 4th Quarter and Full Year Ended Dec 31, 2009	Page 3
Regional Performance — Fourth Quarter 2009
•	U.S. GAAP software and software-related service revenues for the EMEA region: approximately €1.38 billion, a decrease of around 8%. Non-GAAP software and software-related service revenues: approximately €1.38 billion, a decrease of around 8% (around 7% at constant currencies).

•	U.S. GAAP software and software-related service revenues for the Americas region: approximately €0.82 billion, a decrease of around 2%. Non-GAAP software and software-related service revenues: approximately €0.82 billion, a decrease of around 4% (increase of around 4% at constant currencies).

•	U.S. GAAP software and software-related service revenues for the APJ region: approximately €0.36 billion, an increase of around 6%. Non-GAAP software and software-related service revenues: approximately €0.36 billion, an increase of around 6% (around 5% at constant currencies).
Regional Performance — Full Year 2009
•	U.S. GAAP software and software-related service revenues for the EMEA region: approximately €4.33 billion, a decrease of around 5%. Non-GAAP software and software-related service revenues: approximately €4.34 billion, a decrease of around 7% (around 5% at constant currencies).

•	U.S. GAAP software and software-related service revenues for the Americas region: approximately €2.71 billion, relatively flat compared to 2008. Non-GAAP software and software-related service revenues: approximately €2.72 billion, a decrease of around 3% (around 5% at constant currencies).

•	U.S. GAAP software and software-related service revenues for the APJ region: approximately €1.14 billion, a decrease of around 1%. Non-GAAP software and software-related service revenues: approximately €1.14 billion, a decrease of around 2% (around 6% at constant currencies).

SAP AG: Preliminary Financial Results for the 4th Quarter and Full Year Ended Dec 31, 2009	Page 4
          SAP will provide further details of its 2009 preliminary results and outlook for the full-year 2010 on January 27th. Additionally, later today the Company will make an announcement with regards to its support offerings.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 92,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)

(*)	SAP defines business software as comprising enterprise resource planning and related applications.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
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For more information, financial community only:
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Explanations of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, as well as constant currency revenue and operating income measures that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, or other measures of financial performance prepared in accordance with U.S. GAAP. We believe that the supplemental historical and prospective non-GAAP financial information presented here provides useful supplemental information to investors because it is the same information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we used these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,

SAP AG: Preliminary Financial Results for the 4th Quarter and Full Year Ended Dec 31, 2009	Page 5
•	Our management primarily uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions.

•	The variable remuneration components of our board members and employees that are compensated with regard to our group targeted measures are based on SAP’s achievement of its targets for non-GAAP operating income, cash flow conversion ratio and non-GAAP operating margin at constant currencies. These targets are monitored on a yearly basis and are adjusted if necessary.

•	The annual budgeting process involving all management units, which includes costs such as stock based compensation and restructuring, was is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
•	The non-GAAP measures provide investors with insight into management’s decision making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

•	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from acquisitions.
Our non-GAAP financial measures reflect adjustments based on the items below, as well as the related income tax effects:
Non-GAAP Revenue:
Revenues in this document identified as non-GAAP revenue have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been recorded by Business Objects had it remained a stand-alone entity but which we are not permitted to record as revenue under U.S. GAAP due to fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into the comparability across periods of our ongoing performance.
Non-GAAP Operating Expense:
Operating expense figures in this document that are identified as non-GAAP operating expenses have been adjusted by excluding the following acquisition-related charges:
•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

•	Expense from purchased in-process research and development;

•	Restructuring expenses and settlements of preexisting relationships incurred in connection with a business combination; and

•	Acquisition-related third-party costs (since our early adoption of SFAS 141R and the revision of IFRS 3) as of January 1, 2009, which requires expensing these costs: the previous version of SFAS 141 and IFRS 3 required capitalization.
Non-GAAP Operating Income and Non-GAAP Operating Margin
Operating income and operating margin in this document identified as non-GAAP operating income and non-GAAP operating margin have been adjusted from the respective operating income and operating margin as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income and non-GAAP operating margin when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we include these revenues and exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP

SAP AG: Preliminary Financial Results for the 4th Quarter and Full Year Ended Dec 31, 2009	Page 6
measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
•	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

•	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers is a recurring expense that will impact our financial performance in future years.

•	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.